UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )

BLACK RIDGE OIL & GAS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09216Q103

(CUSIP Number)

August 8, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09216Q103		13G

1	Names of Reporting Persons Chambers Energy Management, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,000,000 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,000,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 9.4% (1)

12	Type of Reporting Person IA, PN

(1) Based on the warrants held of record by Chambers Energy Capital II, LP and Chambers Energy Capital II TE, LP, entitling them to purchase 4,454,485.4881 and 545,514.5119 shares of Common Stock, respectively, at an exercise price of $0.65 per share (see Item 4 below for more detail).  These warrants are treated as exercised for the purpose of computing the deemed beneficial ownership of the Reporting Persons in accordance with Rule 13d-3(d)(1).

CUSIP No. 09216Q103		13G

1	Names of Reporting Persons Chambers Energy Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,000,000 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,000,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 9.4% (1)

12	Type of Reporting Person HC, OO (Delaware Limited Liability Company)

(1) Based on the warrants held of record by Chambers Energy Capital II, LP and Chambers Energy Capital II TE, LP, entitling them to purchase 4,454,485.4881 and 545,514.5119 shares of Common Stock, respectively, at an exercise price of $0.65 per share (see Item 4 below for more detail).  These warrants are treated as exercised for the purpose of computing the deemed beneficial ownership of the Reporting Persons in accordance with Rule 13d-3(d)(1).

CUSIP No. 09216Q103		13G

1	Names of Reporting Persons J. Robert Chambers

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,000,000 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,000,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 9.4% (1)

12	Type of Reporting Person HC, IN

(1) Based on the warrants held of record by Chambers Energy Capital II, LP and Chambers Energy Capital II TE, LP, entitling them to purchase 4,454,485.4881 and 545,514.5119 shares of Common Stock, respectively, at an exercise price of $0.65 per share (see Item 4 below for more detail).  These warrants are treated as exercised for the purpose of computing the deemed beneficial ownership of the Reporting Persons in accordance with Rule 13d-3(d)(1).

CUSIP No. 09216Q103		13G

1	Names of Reporting Persons CEC Fund II GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,000,000 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,000,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 9.4% (1)

12	Type of Reporting Person HC, OO (Delaware Limited Liability Company)

(1) Based on the warrants held of record by Chambers Energy Capital II, LP and Chambers Energy Capital II TE, LP, entitling them to purchase 4,454,485.4881 and 545,514.5119 shares of Common Stock, respectively, at an exercise price of $0.65 per share (see Item 4 below for more detail).  These warrants are treated as exercised for the purpose of computing the deemed beneficial ownership of the Reporting Persons in accordance with Rule 13d-3(d)(1).

CUSIP No. 09216Q103		13G

1	Names of Reporting Persons CEC GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,000,000 (1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,000,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 9.4% (1)

12	Type of Reporting Person HC, OO (Delaware Limited Liability Company)

(1) Based on the warrants held of record by Chambers Energy Capital II, LP and Chambers Energy Capital II TE, LP, entitling them to purchase 4,454,485.4881 and 545,514.5119 shares of Common Stock, respectively, at an exercise price of $0.65 per share (see Item 4 below for more detail).  These warrants are treated as exercised for the purpose of computing the deemed beneficial ownership of the Reporting Persons in accordance with Rule 13d-3(d)(1).

CUSIP No. 09216Q103	13G

Item 1.
	(a)	Name of Issuer: Black Ridge Oil & Gas, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 10275 Wayzata Blvd. Suite 310 Minnetonka, Minnesota 55305

Item 2.
(a)

Name of Person Filing:
Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  This statement is filed on behalf of:

Chambers Energy Management, LP

Chambers Energy Management GP, LLC

J. Robert Chambers

CEC Fund II GP, LLC

CEC GP, LLC

	(b)	Address or Principal Business Office: The address for each of the Reporting Persons is c/o Chambers Energy Management, LP, 600 Travis Street, Suite 7330, Houston, TX 77002.
	(c)	Citizenship of each reporting person is: Each of the Reporting Persons is organized in the state of Delaware, except for Mr. Chambers, who is a natural person and citizen of the United States.
	(d)	Title of Class of Securities: Common stock, $0.001 par value (“Common Stock”)
	(e)	CUSIP Number: 09216Q103

Item 3.
Not applicable.

CUSIP No. 09216Q103	13G

Item 4.	Ownership

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Common Stock as of August 19, 2013, based upon (i) 47,979,990 shares of Common Stock outstanding as of August 12, 2013, as reported on the Issuer’s Form 10-Q for the quarterly period ended June 30, 2013, filed with the Securities and Exchange Commission on August 13, 2013, and (ii) the warrants as reported hereby, which are treated as exercised only for the purpose of computing the deemed beneficial ownership percentage of the Reporting Persons in accordance with Rule 13d-3(d)(1).

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Chambers Energy Management, LP	5,000,000	9.4%	0	5,000,000	0	5,000,000
Chambers Energy Management GP, LLC	5,000,000	9.4%	0	5,000,000	0	5,000,000
J. Robert Chambers	5,000,000	9.4%	0	5,000,000	0	5,000,000
CEC Fund II GP, LLC	5,000,000	9.4%	0	5,000,000	0	5,000,000
CEC GP, LLC	5,000,000	9.4%	0	5,000,000	0	5,000,000

Chambers Energy Capital II, LP (“CEC II, LP”), a Delaware limited partnership, and Chambers Energy Capital II TE, LP (“CEC II TE, LP”), a Delaware limited partnership, are the record holders of warrants entitling them to purchase 4,454,485.4881 and 545,514.5119 shares of Common Stock, respectively, at an exercise price of $0.65 per share.  These warrants are exercisable at any time and from time to time during the period from August 8, 2013 through August 8, 2018 and were filed with the Securities and Exchange Commission as part of the Issuer’s Form 8-K submitted on August 9, 2013.  CEC Fund II GP, LLC, a Delaware limited liability company, is the general partner of CEC II, LP and CEC II TE, LP.  CEC GP, LLC, a Delaware limited liability company, is the sole member of CEC Fund II GP, LLC.  Chambers Energy Management, LP (the “Management Company”), a Delaware limited partnership, provides certain investment advisory and management services to CEC II, LP and CEC II TE, LP.  Chambers Energy Management GP, LLC, a Delaware limited liability company, is the general partner of the Management Company.  J. Robert Chambers is the managing member of both CEC GP, LLC and Chambers Energy Management GP, LLC.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 09216Q103	13G

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	August 19, 2013

CHAMBERS ENERGY MANAGEMENT, LP

		By:	Chambers Energy Management GP, LLC, its general partner

		By:	/s/ J. Robert Chambers
		Name:	J. Robert Chambers
		Title:	Sole Member

CHAMBERS ENERGY MANAGEMENT GP, LLC

		By:	/s/ J. Robert Chambers
		Name:	J. Robert Chambers
		Title:	Sole Member

J. ROBERT CHAMBERS

		By:	/s/ J. Robert Chambers

CEC FUND II GP, LLC

		By:	/s/ J. Robert Chambers
		Name:	J. Robert Chambers
		Title:	Managing Director

CEC GP, LLC

		By:	/s/ J. Robert Chambers
		Name:	J. Robert Chambers
		Title:	Managing Member

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement